Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964	Charles D. Vaughn
Tel: 404.817.6000 Fax: 404.817.6050	404.817.6189
www.nelsonmullins.com	charles.vaughn@nelsonmullins.com
August 1, 2006
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549
RE:	Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.) Registration Statement on Form S-1/A File No. 333-133542 Filed July 10, 2006 Form 8-K filed on April 26, 2006
Dear Ms. Jacobs:
          On behalf of Goldleaf Financial Solutions, Inc. (“Goldleaf”), this letter responds to the comment letter dated July 19, 2006 regarding the SEC filings by Goldleaf referenced above. To be consistent with the style used in those filings, the terms “we” and “our” in this letter refer to Goldleaf rather than this law firm.
     Our responses to your numbered comments are as follows:
Prospectus Summary
1.	Refer to prior comment 1 of our letter dated June 30, 2006. The url http://www2/fdic.gov/sdi/main.asp does not appear to be a functioning internet page. As a result, it does not appear as though the information you cite is currently available to the public free of charge. If the information is not available for no or nominal cost, we remind you that you should provide consent for the use of the information or adopt it as the company’s own. Revise as appropriate. As for the disclosure provided in reliance on information from Dun and Bradstreet, we note your response.

Response

The url provided in the comment above, as copied from the Staff’s comment letter, contains a typographical error. The relevant url in that letter was http://www2.fdic.gov/sdi/main.asp, which we have confirmed is a working url. Our statement that there are approximately 8,200 financial institutions ranging in size from start-up institutions to those with assets of up to $1 billion is supported by the sum of four columns in two standard reports that can be run from this webpage.
Atlanta • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Winston-Salem • Washington, DC

Barbara C. Jacobs
August 1, 2006

The first standard report addresses commercial banks, and the second addresses savings institutions. The second and third columns in each standard report contain information on institutions with $100 million or less in assets (the second column) and institutions with assets of $100 million to $1 billion (the third column). By following the steps provided below, any user of the FDIC website can verify this sum as follows:
•	Click on the box “Create or Modify Reports”;

•	click on the link “Retrieve Predefined Standard Reports”;

•	click on the link “Run Report” on the right hand side of this webpage, directly to the right of “Standard Report #1”;

•	to the right of the row “Number of institutions reporting,” you will see four columns; note the number of commercial banks in columns two (< $100 million) and three ($100 million — $1 billion);

•	press the “back” button on your web browser;

•	scroll down until you see Standard Report #2 on the left of the web page, then click on the link “Run Report” on the right hand side of this webpage, directly to the right of “Standard Report #2”;

•	to the right of the row “Number of institutions reporting,” you will see four columns; note the number of savings institutions in columns two (< $100 million) and three ($100 million — $1 billion); and

•	add the number from each of the four columns to get the sum used in our registration statement.
Adding the second and third columns in each of Standard Report #1 and Standard Report #2 yields the sum, as of March 31, 2006, of 8,159 institutions with assets of up to $1 billion.

With regard to our previous response regarding information obtained from Dun and Bradstreet, we were unable to obtain their written consent, notwithstanding our initial understanding from our inquiry in that regard. Accordingly, you will note that we adopted the information as our own. See page 55.
“We may be unable to account for our acquisitions . . .”, page 12
2.	The subheading for this risk factor should be revised to indicate that the company in fact was not able to account for its acquisitions in a timely manner. Your current disclosure is fashioned on a going-forward basis. Revise as appropriate.

Response

We have revised the risk factor as requested. See page 12.

3.	Refer to prior comment 5 of our letter June 30, 2006. We note the disclosure that you “believe that our failure to account for these acquisitions in a timely manner was primarily the result of our misapplication of accounting standards” and that you have remediated this “internal control

Barbara C. Jacobs
August 1, 2006

weakness by adding additional internal controls.” Please explain the impact of this weakness on your disclosure controls and procedures. Also tell us if the misapplication of accounting standards constituted a material weakness in your internal control over financial reporting. Disclose in reasonable detail the basis for the officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the December 31, 2005 Form 10-K and the first quarter l0-Q despite this “internal control weakness.” To the extent the “internal control weakness” did not constitute a material weakness, please provide us with a more complete description of how you made your determination that you did not need to prepare or file the required financial statements relating to the acquisitions and the processes that were in place that allowed you to make your determinations about the preparation and filing of required financial information. In this regard, we note that in response to prior comment 5, you tell us that your determinations regarding the preparation and filing of required financial information were made after consideration of materiality thresholds. In responding, please give appropriate consideration to the concept that your internal controls should work regardless of the materiality of your acquisitions.

Response
          In response to this comment and to previous comment from the Staff related to this issue, we have filed via EDGAR (a) an amended Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2005 that includes an amended Item 9A; and (b) an amended Quarterly Report on Form 10-Q/A (Amendment No. 2) that includes an amended Item 4. In the filings, we have stated that our disclosure controls and procedures were ineffective as of December 31, 2005 and March 31, 2006, respectively; provided the reasons why we reached those conclusions; and described the remediation efforts we have undertaken.
          For the reasons explained in this paragraph, we do not believe that our control deficiency constituted a material weakness in our internal control over financial reporting. A “material weakness” as defined in PCAOB Auditing Standard No. 2 is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the reporting entity’s annual or interim financial statements will not be prevented or detected. A “significant deficiency” in turn is defined as a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Our control deficiency related to controls necessary to ensure the timely filing of all required audited financial statements in connection with businesses acquired by us. These controls do not govern the preparation of financial statements for the ongoing business of the company. The effect on our annual or interim financial statements of our failure to prepare and file the required financial reports in a timely manner was limited to causing the required pro forma disclosure in a note to our audited 2005 financial statements to be inaccurate in an immaterial amount. We have assessed this control deficiency both in terms of its actual impact and, more importantly, its potential impact on the likelihood of our preventing or detecting a misstatement. Our review was guided by the directions in paragraphs 130 through 141 (and Appendix D) of PCAOB Auditing Standard No. 2. While we believe that the actual impact was inconsequential, we nevertheless have concluded that this control

Barbara C. Jacobs
August 1, 2006

deficiency is a significant deficiency but not a material weakness because of the more than remote possibility that it could have led to an immaterial but not inconsequential misstatement.
4.	Please provide a materially complete description of the internal controls that were added as a result of the misapplication of accounting standards that caused the failure to account for the KVI, Captiva, and Goldleaf acquisitions in a timely manner. Include within your description a discussion of the factors you considered in determining that additional internal controls were necessary and how your consideration of these factors relates to your certifying officers conclusions about the effectiveness of your disclosure controls and procedures. Additionally, advise us as to how your second quarter Form l0-Q will address the changes to your internal controls in accordance with Item 308(c) of Regulation S-K.

Response
          We believe that the disclosure regarding the ineffectiveness of our disclosure controls included in the amended filings we reference in our response to comment 3 above addresses comment 4 other than its last sentence. In determining that additional internal controls were necessary, our management particularly noted that we had failed to make timely filings of required financial statements with respect to three acquisitions, and ultimately concluded that our disclosure controls and procedures were ineffective. With respect to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, we expect that Item 4 of that report will contain language substantially as follows:
“Item 4. Controls and Procedures.
          Based on our management’s evaluation, with the participation of our chief executive officer and chief financial officer, as of June 30, 2006, the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
          Our chief executive officer and chief financial officer reached the conclusion expressed in the preceding paragraph because, as of June 30, 2006, we failed to prepare and report within the time periods specified in the rules and forms of the SEC certain audited financial statements in connection with our acquisition of KVI Capital, Inc, which we acquired effective August 1, 2005, and Captiva Solutions, LLC, which we acquired on December 9, 2005. With respect to KVI Capital, we failed to prepare and file financial statements of that company within 75 days after August 1, 2005 as required by applicable SEC rules, because we initially concluded that we were not required to file any financial statements of KVI Capital with the SEC.
          In connection with our review of the significance of our January 31, 2006 acquisition of Goldleaf Technologies, Inc., we determined that we needed to prepare and file additional financial statements for both KVI Capital and Captiva. With regard to KVI Capital, we determined that the

Barbara C. Jacobs
August 1, 2006

size of the invested lease assets required us to include additional historical financial statements. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on August 1, 2006. For Captiva, we determined that we should include the contingent purchase price in our significance analysis, from which we concluded that we were required to include an additional year of audited financial statements and unaudited interim financial statements. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on June 7, 2006 and August 1, 2006. We have not entered into any other acquisitions since we acquired Goldleaf Technologies.
          We believe that our failure to prepare and file with the SEC the financial statements described above within the time periods specified in the rules and forms of the SEC was primarily the result of our misapplication of accounting standards. We have remediated this significant deficiency in our internal control over financial reporting in the second quarter of 2006 by improving our internal controls and implementing other remediation measures that include the following.
•	After we determined that we needed to strengthen our internal controls in connection with acquisitions, in April 2006 we gave our executive vice president of finance and strategy, Scott R. Meyerhoff, the specific task of reviewing and analyzing all accounting aspects of the acquisitions we may pursue and close in the future. Mr. Meyerhoff was executive vice president and chief financial officer of Infor Global Solutions, Inc., a global provider of enterprise software solutions, from April 2004 until May 2005 and served as chief financial officer for InterCept, Inc. from January 1998 until March 2004. Mr. Meyerhoff is a certified public accountant and has extensive experience in accounting for mergers and acquisitions.

•	We have increased the time allocated to review our acquisitions.

•	We have determined to seek additional outside financial expertise from an accounting firm, other than our independent registered public accounting firm, with appropriate expertise in these matters. We intend to use this firm to assist with our determination of which financial statements, if any, are required to be filed with the SEC in connection with any acquisitions we close, and with the preparation, review and filing with the SEC of any such required financial statements and related reports.
          Other than the remediation measures we implemented in the second quarter of fiscal 2006 as described above, there have been no changes in our internal control over financial reporting identified in the evaluation that occurred during our second quarter of fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
Intellectual Property and Other Proprietary Rights, page 62
5.	We note your response to prior comment 8 of our letter dated June 30, 2006, which appears to conflict with the risk factor disclosure on page 16. In this regard, your response to prior comment

Barbara C. Jacobs
August 1, 2006

8 indicates that you assessed your intellectual property and/or technology that you license from third parties and concluded that you believe this information is “not material to your business.” The risk factor on page 16, however, suggests significant reliance on third-party technology. Please reconcile the apparent discrepancy in the response to our prior comment and your prospectus disclosure.

Response

In light of our conclusion regarding materiality, we have deleted the risk factor on page 16.
Financial Statements
Goldleaf Financial Solutions, Inc.
Notes to Consolidated Financial Statements
Note I — Organization and Significant Accounting Policies
Revenue Recognition, page F-34
6.	We have considered your responses to prior comments 14 and 15 of our letter dated June 30, 2006 and do not believe that your current recognition pattern complies with paragraph 12 of SOP 97-2. However, since the amounts do not appear to be material if the policy had conformed to paragraph 12 of SOP 97-2, the Staff will not object to the company’s accounting policy.

Response

No response is required.
Note 4— Sale of Bank Insurance Division, page F-43
7.	We have considered your response to prior comment 17 of our letter dated June 30, 2006, and do not believe that the correction of the error should be characterized as a “reclassification.” Your current presentation reflects a 9.6% reduction in operating income from that originally reported. The Staff does not believe that consideration of qualitative factors is relevant in circumstances where a change of this magnitude results. Be advised, however, that gains and losses from the sale of operating assets should be reported within operations instead of other income. See SAB Topic 13.B. Question 1, footnote 68. The Staff will not object to your characterization of this change as a “reclassification” if your current presentation is revised to appropriately include this gain within operations (but outside of revenue) since the effect on certain subtotals would be immaterial.

Response

We have revised our presentation as suggested in the comment. See pages 8,31,42 and F-29.

Barbara C. Jacobs
August 1, 2006

Unaudited Interim Financial Statements of Captiva Solutions, LLC
8.	With regard to your revisions in response to prior comment 18 of our letter dated June 30, 2006, we have the following comments:
a.	With regard to the Balance Sheet presentation on page F-76, a black line should be inserted between the columns to clearly delineate that the cost basis of these entities is not comparable. That is, the September 30, 2005 column presents TBT assets after the application of purchase accounting and the December 30, 2004 column presents TBT assets at historical values. Revise accordingly.
Response

We have revised our presentation as requested in the comment. See page F-76.
b.	With regard to the Statements of Operations and Cash Flows on pages F-77 and F-78, the “Successor” (Captiva) financial information should include only the period from May 31, 2005 through September 30, 2005 (i.e., post-acquisition period). Be advised that the post-acquisition period should include the combined companies only after the acquisition of TBT by Captiva and that for purposes of this presentation, the pre-acquisition Captiva shell is excluded. In addition, a black line should be inserted between the “Predecessor” and “Successor” columns to clearly identify the results of operations derived from each entity. Revise accordingly.
Response

We have revised our presentation as requested in the comment. See pages F-77 and F-78.
c.	Revise to add disclosure regarding Captiva’s acquisition of TBT in order to comply with paragraphs 51 and 52 of SFAS 141. The disclosure should provide a brief description of Captiva and should describe why TBT is a predecessor entity. In addition, the audited financial statements headings of the TBT entities should indicate that they are a Predecessor to Captiva.
Response

We have revised our presentation as requested in the comment. See pages F-79, F-80, F-82 and F-84 through F-102.
d.	Amend the Form 8-K filed on April 26, 2006 to include the revised Unaudited Interim Financial Statements of Captiva Solutions, LLC.
Response

We have amended the Form 8-K as requested in the comment.

Barbara C. Jacobs
August 1, 2006

Audited Financial Statements of KVI Capital, Inc.
9.	We have read your response to prior comment 20(a) of our letter dated June 30, 2006 and disagree with your method of applying Rule 3-06 of Regulation S-X that combines pre and post-acquisition periods in an attempt to satisfy the requirements of Rule 3-05 of Regulation S-X. You are advised that the combining of any pre- and post-acquisition periods in order to meet the requirements of Rule 3-05 of Regulation S-X is not permitted without the concurrence of the Division of Corporation Finance’s Office of the Chief Accountant. You should therefore amend to include the pre-acquisition financial statements of KVI Capital, Inc. that satisfy the requirements of Rule 3-05 of Regulation S-X.

Response

We have amended the Form S-1 and the Form 8-K as requested in the comment.
Form 8-K filed on April 26, 2006
10.	With regard to your response to prior comment 20(a) of our letter dated June 30, 2006, we disagree with your assessment of the KVI acquisition as immaterial as a basis for failing to comply with Rule 3-05 of Regulation S-X. We cannot waive the requirements of Form 8-K to provide the pre-acquisition financial statements of KVI for the periods required by Rule 3-05 of Regulation S-X. The age of financial statements required to be filed in Form 8-K should be determined by reference to the filing date of the Form 8-K initially reporting the consummation of the acquisition. If no filing was timely made, the age of the financial statements required should be determined by reference to the 4th business day after the consummation of the acquisition, the date on which the Form 8-K was due.

Response

As noted above in our response to comment 9, we have amended the Form 8-K.

11.	Refer to the immediately preceding two comments and advise us of the impact on your certifying officers’ conclusions regarding your controls and procedures for periods covered by the December 31, 2005 Form 10-K and the first quarter l0-Q.

Response
          As noted above in response to comment 3, we have filed via EDGAR (a) an amended Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2005 that includes an amended Item 9A and (b) an amended Quarterly Report on Form 10-Q/A (Amendment No. 2) that includes an amended Item 4. In the filings, we have stated that our disclosure controls and procedures were ineffective as of December 31, 2005 and March 31, 2006, respectively; provided the reasons why we reached those conclusions; and described the remediation efforts we have undertaken.

Barbara C. Jacobs
August 1, 2006

          Please call me at (404) 817-6189 if I can answer any questions regarding this letter.
Sincerely,
/s/ Charles D. Vaughn
Charles D. Vaughn
cc:	Jay Ingram Tamara Tangen G. Lynn Boggs

[The following is the text of an email sent on July 31, 2006 by Charles Vaughn, counsel to the issuer, to Jay Ingram, the SEC examiner, with copies to Barbara Jacobs and Tamara Tangen of the SEC’s staff.]
Dear Mr. Ingram,
Goldleaf has decided to amend its Form 10-K for FY 2005 and its 10-Q for Q1 2006 to state that its disclosure controls were ineffective as of December 31, 2005 and March 31, 2006, respectively. Attached are excerpts from drafts of those filings that address the disclosure controls issue. Ms. Jacobs helpfully reviewed two draft risk factors before the company’s most recent filing, and we would again respectfully request that the Staff review the draft language attached to this email so that Goldleaf can meet the Staff’s expectations for disclosure of this nature and avoid prolonging the comment process. We have attempted to follow what appears to be the expected format: disclose the ineffectiveness of the controls, explain why the company reached that conclusion, and describe the company’s remediation measures.
The company expects to reach the same conclusion with respect to its disclosure controls and procedures at June 30, 2006, because the required KVI financial statements had not been prepared and filed by that date. The company expects to file those KVI financials in the near future, which the company believes will fully address the Staff’s comments in that regard. Item 4 in the Form 10-Q for Q2 of 2006 will be similar in approach to that Item in the attached document for Q1 of 2006. The company’s Q2 remediation steps will be referenced as changes in the company’s internal controls.
We are preparing to file amendments to the S-1, 10-K and 10-Q as early as tomorrow, and we would welcome the Staff’s review and any comments on the attached materials. I would be happy to discuss any questions that you have, and to set up a conference call with the appropriate officers of the company if that would be helpful.
Best regards.
Charles Vaughn
Charles D. Vaughn, Esq.
Nelson Mullins Riley & Scarborough LLP
14th Floor
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 817-6189 OFFICE
(404) 817-6085 FAX
(404) 372-9681 MOBILE
charles.vaughn@nelsonmullins.com

Excerpts from Draft Goldleaf SEC Filings as of July 31, 2006
The language below is in draft form and is subject to further revision. Goldleaf has prepared the language to submit informally to the SEC staff with a request for guidance.
Form 10-K/A:
Item 9A. Controls and Procedures.
     Based on our management’s evaluation, with the participation of our chief executive officer and chief financial officer, as of December 31, 2005, the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Our chief executive officer and chief financial officer reached the conclusion expressed in the preceding paragraph solely because, as of December 31, 2005, we failed to prepare and report within the time periods specified in the rules and forms of the SEC certain audited financial statements in connection with our acquisitions of KVI Capital, Inc, which we acquired effective August 1, 2005, and Captiva Solutions, LLC, which we acquired on December 9, 2005. With respect to KVI Capital, we failed to prepare and file audited financial statements of that company within 75 days after August 1, 2005 as required by applicable SEC rules, because we initially concluded that we were not required to file any financial statements of KVI Capital with the SEC. With respect to Captiva, we initially concluded that we were required to file only one year of audited financial statements of Captiva because we did not include the contingent purchase price for Captiva in the significance analysis used to determine the number of years of audited financial statements we were required to file with the SEC. Accordingly, we filed a Current Report on Form 8-K on December 12, 2005 relating to the Captiva acquisition in which we provided only one year of audited financial statements instead of the required two years of audited financial statements.
     In connection with our review of the significance of our January 31, 2006 acquisition of Goldleaf Technologies, Inc., we determined that we needed to prepare and file additional financial statements for both KVI Capital and Captiva. With regard to KVI Capital, we determined that the size of the invested lease assets required us to include additional historical audited financial statements. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on [                     ___], 2006. For Captiva, we determined that we should include the contingent purchase price in our significance analysis, from which we concluded that we were required to include an additional year of historical audited financial statements for Captiva. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on June 7, 2006. We have not entered into any other acquisitions since we acquired Goldleaf Technologies.
     We believe that our failure to account for these acquisitions properly and in a timely manner was primarily the result of our misapplication of accounting standards. We have remediated this internal control weakness by improving our internal controls and implementing other remediation measures that include the following.

•	After we determined that we needed to strengthen our internal controls in connection with acquisitions, in April 2006 we gave our executive vice president of finance and strategy, Scott R. Meyerhoff, the specific task of reviewing and analyzing all accounting aspects of the acquisitions we may pursue and close in the future. Mr. Meyerhoff was executive vice president and chief financial officer of Infor Global Solutions, Inc., a global provider of enterprise software solutions, from April 2004 until May 2005 and served as chief financial officer for InterCept, Inc. from January 1998 until March 2004. Mr. Meyerhoff is a certified public accountant and has extensive experience in accounting for mergers and acquisitions

•	We have increased the time allocated to review our acquisitions.

•	We have determined to seek additional outside financial expertise from an accounting firm, other than our independent registered public accounting firm, with appropriate expertise in these matters. We intend to use this firm to assist with our determination of which financial statements, if any, are required to be filed with the SEC in connection with any acquisitions we close, and with the preparation, review and filing with the SEC of any such required financial statements and related reports.
     Notwithstanding the internal control weakness that existed as of December 31, 2005, management has concluded that the consolidated financial statements included in this Annual Report on Form 10-K/A present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with accounting principles generally accepted in the United States of America.
     There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during our fourth quarter of fiscal year 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Form 10-Q/A for Quarter Ended March 31, 2006:
Item 4. Controls and Procedures.
     Based on our management’s evaluation, with the participation of our chief executive officer and chief financial officer, as of March 31, 2006, the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Our chief executive officer and chief financial officer reached the conclusion expressed in the preceding paragraph solely because, as of March 31, 2006, we failed to prepare and report within the time periods specified in the rules and forms of the SEC certain audited financial statements in connection with our acquisitions of KVI Capital, Inc, which we acquired effective August 1, 2005, and Captiva Solutions, LLC, which we acquired on December 9, 2005. With respect to KVI Capital, we failed to prepare and file financial statements of that company within 75 days after August 1, 2005 as required by applicable SEC rules, because we initially concluded that we were not required to file any financial statements of KVI Capital with the SEC. With respect to Captiva, we initially concluded that we were required to file

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only one year of audited financial statements of Captiva because we did not include the contingent purchase price for Captiva in the significance analysis used to determine the number of years of audited financial statements we were required to file with the SEC. Accordingly, we filed a Current Report on Form 8-K on December 12, 2005 relating to the Captiva acquisition in which we provided only one year of audited financial statements instead of the required two years of audited financial statements.
     In connection with our review of the significance of our January 31, 2006 acquisition of Goldleaf Technologies, Inc., we determined that we needed to prepare and file additional financial statements for both KVI Capital and Captiva. With regard to KVI Capital, we determined that the size of the invested lease assets required us to include additional historical audited financial statements. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on July 29, 2006. For Captiva, we determined that we should include the contingent purchase price in our significance analysis, from which we concluded that we were required to include an additional year of historical audited financial statements for Captiva. We have since filed these additional historical financial statements with the SEC in a Current Report on Form 8-K filed April 26, 2006, as amended on June 7, 2006. We have not entered into any other acquisitions since we acquired Goldleaf Technologies.
     We believe that our failure to account for these acquisitions properly and in a timely manner was primarily the result of our misapplication of accounting standards. We have remediated this internal control weakness in the second quarter of 2006 by improving our internal controls and implementing other remediation measures that include the following.
•	After we determined that we needed to strengthen our internal controls in connection with acquisitions, in April 2006 we gave our executive vice president of finance and strategy, Scott R. Meyerhoff, the specific task of reviewing and analyzing all accounting aspects of the acquisitions we may pursue and close in the future. Mr. Meyerhoff was executive vice president and chief financial officer of Infor Global Solutions, Inc., a global provider of enterprise software solutions, from April 2004 until May 2005 and served as chief financial officer for InterCept, Inc. from January 1998 until March 2004. Mr. Meyerhoff is a certified public accountant and has extensive experience in accounting for mergers and acquisitions.

•	We have increased the time allocated to review our acquisitions.

•	We have determined to seek additional outside financial expertise from an accounting firm, other than our independent registered public accounting firm, with appropriate expertise in these matters. We intend to use this firm to assist with our determination of which financial statements, if any, are required to be filed with the SEC in connection with any acquisitions we close, and with the preparation, review and filing with the SEC of any such required financial statements and related reports.
     We note further that we filed the required financial statements of Goldleaf Technologies, Inc. on April 26, 2006, seven business days after the April 17, 2006 deadline for filing those financial statements under applicable SEC rules. Had this event occurred during the first quarter, it would have contributed to the conclusion described in the first paragraph of this section, and we took it into account in our remediation actions during the second quarter of 2006.
     There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during our first quarter of fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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